Support Agreement with Affiliate

On September 28, 2008, an affiliate of the portfolio’s advisor (the “support provider”) entered into a support agreement (the “agreement”) with the portfolio that would have prevented any losses realized on the $40,000 principal amount of notes issued by Lehman Brothers Holdings or any losses realized on the portfolio's receivable for its Primary Fund redemption proceeds (up to a maximum loss on the receivable of $27,850) from causing the price at which the portfolio purchased and redeemed its shares to drop below $1.00 per share. The agreement, which was entered into at no cost to the portfolio, terminated on October 31, 2009. Because of the level of proceeds received both on the sale of Lehman Brothers Holdings notes  and from the Reserve Fund during the fiscal year, no payments were required to be made, or were made, to the portfolio under the agreement.